Mail Stop 3561

March 16, 2007

Kerrii B. Anderson
Executive Vice President and Chief Financial Officer
Wendy's International, Inc.
P.O. Box 256
4288 West Dublin-Granville Road
Dublin, Ohio 43017-0256

> **Re:** **Wendy's International, Inc.**
> **File No. 1-8116**
> **Form 10-K: For the Year Ended January 1, 2006**

Dear Ms. Anderson:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Michael Fay
Branch Chief